AB 3/4

10029353

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27779

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Management Securities Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7900 Xerxes Avenue S, Suite 500
(No. and Street)

Minneapolis (City) MN (State) 55431 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Melissa L. Glennie 952-746-1110
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing Section
MAR 01 2010
Washington, DC
110

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Boyer and Company
(Name – *if individual, state last, first, middle name*)

14500 Burnhaven Drive Suite 101 (Address) Burnsville (City) MN (State) 55306 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/6

OATH OR AFFIRMATION

I, Gregory A. Stroh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Management Securities, Inc., as of Dec 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MELISSA LEAH GLENNIE
Notary Public-Minnesota
My Commission Expires Jan 31, 2015

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL MANAGEMENT SECURITIES, INC

FINANCIAL STATEMENTS

DECEMBER 31, 2009 and 2008

CAPITAL MANAGEMENT SECURITIES, INC

CONTENTS

BOYER & COMPANY

A Professional Association

Certified Public Accountants

14500 Burnhaven Drive-Suite 135
Burnsville, MN 55306
(952) 435-3437

INDEPENDENT AUDITOR'S REPORT ON THE FINANCIAL STATEMENTS

Board of Directors
Capital Management Securities, Inc.
Minneapolis, MN

We have audited the balance sheet of Capital Management Securities, Inc. as of December 31, 2009 and 2008, and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Capital Management Securities, Inc. at December 31, 2009 and 2008, and the results of its operations, changes in stockholders' equity and cash flows for the years then ended, in conformity with generally accepted accounting principles in the United States.

Boyer & Company

February 22, 2010

CAPITAL MANAGEMENT SECURITIES, INC
BALANCE SHEET
DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS		
CURRENT ASSETS		
Cash	$ 203,928	$ 134,827
Accounts Receivable	122,980	55,019
Prepaid Expenses	5,584	4,249
Due from Related Company	6,714	4,430
Income Taxes Receivable	-	16,649
Total Current Assets	339,206	215,174
PROPERTY AND EQUIPMENT		
Furniture and Equipment	19,320	27,004
Leasehold Improvements	1,297	1,297
Software	8,465	9,197
Total Property and Equipment	29,082	37,498
Less: Accumulated Depreciation and Amortization	(22,763)	(26,774)
Net Property and Equipment	6,319	10,724
TOTAL ASSETS	$ 345,525	$ 225,898
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Commissions Payable	$ 97,177	$ 20,835
Accounts Payable	22,293	3,444
Accrued Payroll Taxes	163	7,744
Accrued Income Taxes	17,344	-
	136,977	32,023
OTHER LIABILITY - Deferred Tax Liability	3,968	10,562
STOCKHOLDERS' EQUITY		
Common Stock, $.01 Per Share, 1,000,000 Shares Authorized, 12,214 Shares Issued and Outstanding	122	122
Paid in Capital	57,252	57,252
Retained Earnings	147,206	125,939
Total Stockholders' Equity	204,580	183,313
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 345,525	$ 225,898

See notes to financial statements.

CAPITAL MANAGEMENT SECURITIES, INC
STATEMENT OF OPERATIONS
YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
REVENUE		
Commissions	$ 1,606,202	$ 1,744,520
Office Rent	43,551	41,996
Interest	254	2,184
Other	12,343	11,019
Total Revenue	1,662,350	1,799,719
OPERATING EXPENSES		
Commissions	1,253,801	1,445,356
Salaries and Wages	143,381	113,868
Payroll Taxes	11,054	10,219
Employee Benefits	4,334	4,191
Advertising	1,406	1,316
Depreciation and Amortization	5,862	6,112
Dues and Subscriptions	22,558	23,684
Equipment and Rental	23,397	15,377
Insurance	17,172	22,308
Miscellaneous	2,891	1,111
Office Supplies and Printing	7,062	5,340
Postage	3,495	3,600
Professional Services	15,159	10,427
Regulatory Expense	10,367	15,843
Rent	72,647	46,615
Repairs and Maintenance	7,264	6,039
Sales and Use Tax	2,315	1,384
Telephone	7,637	5,471
Trading Errors	11,682	5
Travel and Entertainment	1,571	5,057
Total Operating Expenses	1,625,055	1,743,323
Income From Operations	37,295	56,396
Gain (Loss) on Asset Dispostions	(1,464)	-
Income Before Taxes	35,831	56,396
Income Tax Expense	(14,564)	(14,308)
NET INCOME	$ 21,267	$ 42,088

See notes to financial statements.

CAPITAL MANAGEMENT SECURITIES, INC
STATEMENT OF STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2009 and 2008

	Common Stock		Paid In	Retained	
	Shares	Amount	Capital	Earnings	Total
BALANCE, December 31, 2007	12,214	$ 122	$ 57,252	$ 83,851	$ 141,225
Dividends Paid				-	-
Net Income (Loss)	-	-	-	42,088	42,088
BALANCE, December 31, 2008	12,214	122	57,252	125,939	183,313
Net Income	-	-	-	21,267	21,267
BALANCE, December 31, 2009	12,214	$ 122	$ 57,252	$ 147,206	$ 204,580

See notes to financial statements.

CAPITAL MANAGEMENT SECURITIES, INC
STATEMENT OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
Cash flows from operating activities		
Net Income (Loss)	$ 21,267	$ 42,088
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	5,862	6,111
(Gain) loss on disposal of property	1,464	-
(Increase) decrease in accounts receivable	(67,961)	(8,914)
(Increase) decrease in prepaid expenses	(1,335)	2,129
(Increase) Decrease in taxes receivable	16,649	(16,649)
(Increase) decrease in due from affiliate	(2,284)	(1,945)
Increase (decrease) in accounts payable	18,849	(12,804)
Increase (Decrease) in commissions payable	76,342	(7,783)
Increase (decrease) in accrued liabilities	(7,581)	(12,659)
(Increase)decrease in deferred income taxes	(6,594)	10,857
Increase (decrease) in income taxes payable	17,344	-
Total adjustments	50,755	(41,657)
Net cash provided (used) by operating activities	72,022	431
Cash flow from investing activities:		
Cash payments for the purchase of property	(2,921)	(1,841)
Net cash provided (used) by investing activities	(2,921)	(1,841)
Cash flow from financing activities:		
Dividends paid	-	-
Net cash provided (used) by financing activities	-	-
Net increase (decrease) in cash	69,101	(1,410)
Cash, begining of year	134,827	136,237
Cash, end of year	$ 203,928	$ 134,827

Supplemental disclosures of cash flow information:
Cash paid during the year for:

	2009	2008
Income Tax	-	20,100

See notes to financial statements.

CAPITAL MANAGEMENT SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations – Capital Management Securities, Inc. (the Company) is a wholly owned subsidiary of CMA, Financial Inc. The Company is a licensed broker-dealer under the jurisdiction of the National Association of Security Dealers (NASD). The Company buys and sells listed and unlisted securities; municipal, corporate and government bonds; mutual fund shares; and provides other financial services. The Company, as an introducing broker-dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer and promptly transmits all customer funds and securities to the clearing broker-dealer which carries all the accounts of such customers.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents – The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts - An allowance for doubtful accounts has not been established as of December 31, 2009 and 2008. Based upon management's analysis of outstanding accounts receivable as of December 31, 2009 and 2008 and the Company's past collection experience, an allowance is not considered necessary by management.

Property and Equipment – Property and equipment is carried at cost. Depreciation of property and equipment is computed by the straight-line method based on useful lives of three to ten years.

Maintenance and repairs of property and equipment are charged to operations, and major improvements are capitalized. Upon retirement, sale or other disposition of property and equipment, the cost and accumulated depreciation are eliminated from the accounts, and any resulting gain or loss is included in operations.

The Company reviews its property and equipment for impairment whenever events indicate that the carrying amount of the asset may not be recoverable. An impairment loss is recorded when the sum of the future cash flows is less than the carrying amount of the asset. The amount of the loss is determined by comparing the fair market values of the asset to the carrying amount of the asset.

Recognition of Revenue – Commission income from sales of securities is recorded on the trade date.

Income Taxes – Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in operations in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities, which consist of net operating loss carryforwards, book depreciation over tax deprecation differences, and differences associated with cash basis reporting versus accrual basis reporting are individually classified as current and non-current based on their characteristics. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The management is of the view that there are no significant tax positions that may be challenged.

Subsequent Events – Subsequent events have been evaluated through the date of the accountant's report which is the date the financial statements were available to be issued. No transactions were noted that require adjustments or disclosure.

Advertising – Advertising and promotion costs are expensed as incurred.

NOTE 2 – COMMITMENTS AND CONTINGENCIES

Operating Leases – The Company has a lease agreement for office space expiring June 30, 2013. Monthly base rent ranges from $6,073 to $6,492 over the term of the lease. Terms of the lease also require the Company to pay its share of taxes and operating expenses. Facility rent expense for the years ended December 31, 2009 and 2008 was $72,646 and $46,615 respectively.

The Company has also entered into various operating leases for equipment that expire through 2013. Equipment rent expense for the years ended December 31, 2009 and 2008 was $10,930 and $7,960 respectively. The equipment lease commitment includes a related party phone lease with a shareholder of the Company.

Minimum future lease payments as of December 31, 2009 under non-cancelable operating leases are:

Years Ending December 31,	Office Facility	Equipment	Total
2010	74,762	21,053	95,815
2011	76,018	21,053	97,071
2012	77,275	21,053	98,326
2013	38,952	19,234	58,186
2014	- 0 -	14,681	14,681

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company shares its facilities and expenses with a sister company. Expenses are allocated between the two entities based on gross revenues. During 2009 approximately $288,469 or 45.5% of common expenses were allocated to the Company's sister company. During 2008 approximately $323,610 or 49% of common expenses were allocated to the Company's sister company. The majority of the expenses are paid by the Company, and the sister entity reimburses the Company for its share of the expenses monthly. Amounts due from related parties totaled $6,714 and $4,430 as of December 31, 2009 and 2008.

NOTE 4 – INCOME TAXES

The Company's net deferred tax liability at December 31, 2009 and 2008 consisted of:

	Federal	State	Total
December 31, 2009	$2,301	$1,667	$3,968
December 31, 2008	$6,125	$4,437	$10,562

The components for the provision for income taxes for the years ended December 31, 2009 and 2008 are as follows:

	Federal	State	Total
Year Ended December 31, 2009:			
Deferred tax (income)	$(3,824)	$(2,770)	$(6,594)
Current Income Tax	6,538	14,620	21,158
Income Tax Expense	$2,714	$11,850	$14,564

	Federal	State	Total
Year Ended December 31, 2008:			
Deferred tax (income)	$6,296	$4,561	$10,857
Current Income Tax	1,417	2,034	3,451
Income Tax Expense	$7,713	$6,595	$14,308

The amount of federal income tax expense attributable to continuing operations differs from the amount of expense that would result from applying domestic federal statutory rates to pre-tax income from continuing operations primarily due to permanent differences of non-deductible expenses and the effect of state minimum fees.

BOYER & COMPANY

A Professional Association

Certified Public Accountants

14500 Burnhaven Drive-Suite 135
Burnsville, MN 55306
(952) 435-3437

Board of Directors
Capital Management Securities, Inc.
Minneapolis, MN

We have audited the balance sheet of Capital Management Securities, Inc. as of December 31, 2009 and 2008, and the related statement of operations, stockholders' equity and cash flows for the years then ended and have issued our report thereon dated February 22, 2010. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole.

The information contained in the accompanying supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic statements taken as a whole.

Boyer & Company

February 22, 2010

CAPITAL MANAGEMENT SECURITIES, INC.
COMPUTATION OF NET CAPITAL PERSUANT TO RULE 15c3-1
DECEMBER 31, 2009 and 2008

	2009	2008
STOCKHOLDERS' EQUITY at End of Year	$ 204,580	$ 183,313
ADDITIONS:		
Liabilities Subordinated to Claims of General Creditors Allowable in Computation of Net Capital	-	-
Total Capital and Allowable Subordinated Liabilities	204,580	183,313
DEDUCTIONS:		
Unallowable Assets:		
Property and Equipment - Net	6,319	10,724
Deferred Tax Assets	-	-
Due from Related Company	6,714	4,430
Prepaid Expenses	5,584	4,249
Income Taxes Receivables	-	16,649
Nonliquid Receivables, Net of Commission Payable	18,021	19,127
Total	36,638	55,179
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	167,942	128,134
HAIRCUTS ON SECURITIES	-	-
NET CAPITAL at End of Year	167,942	128,134
REQUIRED CAPITAL		
Basic Capital Requirement:		
Liabilities	140,945	42,585
Required Percent	6.67%	6.67%
Basic Capital Requirement	9,401	2,840
Minimum Capital Required	25,000	25,000
Excess Capital	$ 142,942	$ 103,134
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Indebtedness	140,945	42,585
Net Capital	167,942	128,134
Percent of debt to net capital	83.9%	33.2%

See accountant's report on supplementary information.

CAPITAL MANAGEMENT SECURITIES

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
DECEMBER 31, 2009 and 2008

The Company operates on a fully disclosed basis under Rule 15c3-1 Subparagraph (a) (2) and does not hold client/customer funds or securities; thus, no reconciliation is necessary.

CAPITAL MANAGEMENT SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2009 and 2008

The Company is exempt from Rule 15c3-3 under Subparagraph K(2)(ii) and does not possess, control or otherwise hold client or customer funds or securities.

CAPITAL MANAGEMENT SECURITIES, INC
RECONCILIATION OF FOCUS REPORT (IIA) AS OF DECEMBER 31, 2009 TO AUDITED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009

	Balance Per Focus Report on December 31, 2009	Adjustments Debit		Adjustments Credit	Balance Per Audited Financial Statements At December 31, 2009
Total Assets	$ 345,681	$ -	(a)	$ 156	$ 345,525
Less: Total Liabilities	129,860	-	(b)	11,085	140,945
Net Worth	215,821	-		11,241	204,580
Less: Non-Allowable Assets	36,796	3,696	(c)	-	40,492
Tentative Net Capital	179,025	-		-	164,088
Less: Securities Haircuts		-		-	-
Net Capital	$ 179,025	$ (3,696)		$ 11,241	$ 164,088

(a) Deferred and Prepaid Income Taxes, Depreciation, Reclassifications
(b) Deferred Income Taxes, Accounts Payable, Reclassifications
(c) Audit Adjustments

See accountants report on supplementary information.

BOYER & COMPANY

A Professional Association

Certified Public Accountants

14500 Burnhaven Drive-Suite 135
Burnsville, MN 55306
(952) 435-3437

Board of Directors
Capital Management Securities, Inc.
Minneapolis, MN

We have audited the financial statements of Capital Management Securities, Inc. for the years ended December 31, 2009 and 2008 and have issued our report thereon dated February 22, 2010. As part of our audits, we made a study and evaluation of the system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards in the United States and Rule 17a-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures for safeguarding securities, and the practices and procedures followed by the client (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the reserve required by Rule 15C3-3(e); (ii) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (iii) in complying with the requirement for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (iv) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3. Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of our examination would be disclosed. Under generally accepted auditing standards and Rule 17a-5, the purposes of such study and evaluation are to establish a basis for reliance thereon in determining the nature, timing, and extent of other auditing procedures necessary for expressing an opinion on the financial statements, and to provide a basis for reporting material weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management. However, for the purposes of this report under Rule 17a-5, the determination of weaknesses to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes in judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our study and evaluation of the system of internal accounting control for the years ended December 31, 2009 and 2008, which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system and any that may have existed during the period, disclosed certain weaknesses that we believe to be material. Such weaknesses, with an indication of the corrective action taken or proposed, were as follows.

One person has the primary responsibility for most of the accounting and financial duties. As a result, many of those aspects of internal control which rely upon an adequate segregation of duties are, for all practical purposes, missing in your company. We recognize that your company probably is not large enough to make the employment of additional persons for the purpose of segregating duties practical from a financial standpoint, but we are required, under professional responsibilities, to call the situation to your attention.

We understand that practices and procedures that accomplish the objectives referred to in the first paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 and 2008, to meet the Commission's objectives.

We commend the management and staff of the Company for their assistance and cooperation during the audits. An audit imposes additional work on all personnel and we appreciate the effort by the management and staff of Capital Management Securities, Inc.

As was mentioned previously, these comments are made solely in the interest of establishing sound internal control procedures and improving the operation of the Company. We would be pleased to discuss these comments with you in detail and aid in the implementation if you so desire. Thank you for giving us the opportunity to serve you and we look forward to a continuing relationship with your firm.

This report is intended solely for the information and use of the audit committee and management and is not intended to be, and should not be, used by anyone other than these specified parties.

February 22, 2010

Boyer & Company

BOYER & COMPANY

A Professional Association

Certified Public Accountants

14500 Burnhaven Drive-Suite 135
Burnsville, MN 55306
(952) 435-3437

Board of Directors
Capital Management Securities, Inc.
Minneapolis, MN

In accordance with rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-7T) of Securities Investor Protection Corporation assessments and payments of Capital Management Securities, Inc. for the year ended December 31, 2009. Our procedures were performed solely to assist you in complying with rule 17a-5(e)(4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed payments with respective cash disbursement records entries;

2. Compared amounts reported on audited Form X-17a-5 for the period January 1, 2009 to December 31, 2009 with the amounts reported in the General Assessment Reconciliation (Form SIPC-7T);

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers; and

4. Proved the arithmetical accuracy of the calculation reflected in Form SIPC-7T and in the related schedules and working papers supporting adjustments.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7T were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of Capital Management Securities, Inc. taken as a whole.

February 22, 2010

Boyer & Company

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

027779 FINRA DEC
CAPITAL MANAGEMENT SECURITIES INC 14*14
7900 XERXES AVE S STE 500
MINNEAPOLIS MN 55431-1120

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 3418.35

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (695.95)

1/8/09-$150, 7/23/09 $545.95
Date Paid

C. Less prior overpayment applied (________)

D. Assessment balance due or (overpayment) ________

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ________

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,722.40

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2,722.40

H. Overpayment carried forward $(________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Capital Management Securities
(Name of Corporation, Partnership or other organization)

Suzanne Cotnes
(Authorized Signature)

Accountant
(Title)

Dated the 16 day of Feb, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 12/31, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,367,339

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 0

2d. SIPC Net Operating Revenues $ 1,367,339

2e. General Assessment @ .0025 $ 3,418.35

(to page 1 but not less than $150 minimum)